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                                                                      EXHIBIT 28

NEWS RELEASE

                                                                      [ARV LOGO]
FOR IMMEDIATE RELEASE

CONTACT:      Mitch Gellman
              Director of Investor Relations
              714/435-4322
              E-Mail: investor.relations@arvi.com

               ARV ASSISTED LIVING WINS SIGNIFICANT COURT VICTORY

     - EMERITUS'S PRELIMINARY INJUNCTION REQUEST IS DENIED IN ITS ENTIRETY -

       Costa Mesa, Calif. - January 27, 1998 - ARV Assisted Living, Inc. (Amex:SRS) announced today that the California State Court denied, in its entirety, Emeritus Corporation's request for a preliminary injunction yesterday. Emeritus had sought to rescind a series of transactions that culminated in an $87 million investment in ARV by an affiliate of Lazard Freres Real Estate Investors LLC. Alternatively, Emeritus tried to prevent Lazard from voting the approximately 4.3 million shares it received in December 1997 when ARV redeemed convertible notes it previously issued to Lazard.

        Howard Phanstiel, ARV's Chairman and Chief Executive Officer, said: "We are ecstatic about the court's decision because we can pursue important initiatives we believe will enhance shareholder value." Mr. Phanstiel also said:
"The illusory nature of the Emeritus offer was proven once again. Emeritus promised investors $17.50 per

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share in immediate cash, if its slate was elected, but stated its tender offer was conditioned upon the Court's enjoining the issuance of shares to Prometheus in December 1997.

       "In the court hearing yesterday, Emeritus voluntarily withdrew its claim for rescission of the Lazard transactions from its request for a preliminary injunction proving - what we have believed all along - that the Emeritus offer of $17.50 in immediate cash was smoke and mirrors."

      ARV Assisted Living, Inc. was founded in 1980. The Company is one of the nation's leading providers of assisted living. ARV operates 49 communities containing about 6,300 units in 10 states. It has five communities containing 633 units under construction in Florida, Massachusetts and Nevada.

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